S SION

SEC
Mail Processing
Section

FEB 23 2016

Washington DC
416

16003544

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66276

RMS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Tradeworx Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Broad Street 3rd Floor
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ray (732) 450-7464
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

5 Vaughn Drive	Princeton	NJ	08540-6313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Tradeworx Securities LLC

(A wholly owned subsidiary of Thesys Technologies LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2015

Tradeworx Securities LLC
(A wholly owned subsidiary of Tradeworx Inc)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Christopher Ray, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Tradeworx Securities LLC at December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn
to before me

ADONIS D MADERA
NOTARY PUBLIC-STATE OF NEW YORK
NO.01MA6333897
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES 12-07-2019

Tradeworx Securities LLC
(A wholly owned subsidiary of Thesys Technologies LLC)
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statement 3–4

withum
AUDIT TAX ADVISORY

Report of Independent Registered Public Accounting Firm

To the Member of
Tradeworx Securities LLC

We have audited the accompanying statement of financial condition of Tradeworx Securities LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of Tradeworx Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Tradeworx Securities LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 10, 2016

WithumSmith+Brown, PC 5 Vaughn Drive, Princeton, New Jersey 08540-6313 T (609) 520 1188 F (609) 520 9882 **withum.com**

Tradeworx Securities LLC
(A wholly owned subsidiary of Thesys Technologies LLC)

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 131,579
Receivable from broker	78,999
Other assets	2,925
Total assets	$ 213,503
Liabilities and Member's Equity	
Liabilities - accrued expenses	$ 32,580
Member's equity	180,923
Total liabilities and member's equity	$ 213,503

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Tradeworx Securities, LLC (the "Company"), a wholly owned subsidiary of Tradeworx Inc (the "Parent"), is a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of developing a fee based trading platform to be utilized by third party broker dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with related parties

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide office space, administrative support, utilities and communications. The Company was charged $8,676 for the year ended December 31, 2015.

Additionally, the Company licenses the technology for the trading platform pursuant to a license and support agreement with an affiliate that commenced on October 1, 2013. During 2015 the Company incurred $360,000 under the licensing and support agreement.

The Company has entered into an agreement with its affiliate, Tradeworx LUSP LLC ("LUSP"), effective June 30, 2015 where it has discretion to engage in equity trading activities on LUSP's

behalf. The Company will also provide LUSP with use of its trading software and maintain and provide the books and records of such transactions. LUSP will pay the Company an advisory fee of $100 per month, payable in advance. This fee has been waived for the six months of the contract. The initial term of the agreement was from June 30, 2015 to December 31, 2015. It will be renewed automatically for one year periods.

The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $98,999 which exceeded the required net capital by $93,999.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(i) under the Securities Exchange Act of 1934. The Company does not handle cash or securities on behalf of customers.